Filing pursuant to Rule 425

Under the Securities Act of 1933

Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Filer: OCI N.V.

Subject Company: OCI Partners LP

Form F-4 File Number: [●]

Press Release

Amsterdam, The Netherlands / 6 December, 2016

OCI N.V. Makes Offer to Acquire All Publicly Held Common Units of OCI Partners LP

OCI N.V. (Euronext: OCI) (“OCI”) today announced that it has submitted a proposal to the board of directors of OCI Partners LP (NYSE: OCIP) (“OCI Partners”) to acquire all publicly held common units of OCI Partners in exchange for OCI N.V. shares. OCI currently owns 79.88% of issued and outstanding common units of OCI Partners.

OCI is proposing an exchange ratio of 0.5200 OCI N.V. shares for each publicly-held unit of OCI Partners, (the “Exchange Ratio”), as part of a transaction that is to be effected through a merger of OCI Partners with a wholly-owned subsidiary of OCI. In exchange, OCI will offer 9.10 million newly issued OCI N.V. shares, to be admitted to listing on Euronext Amsterdam, representing approximately 4% of total OCI shares currently outstanding. The proposed Exchange Ratio represents a value of $7.80 per unit to OCI Partners minority shareholders, or a 8.3% premium over the closing price of OCI Partners common units as of 5 December 2016 and a 25.6% premium over the 30 trading day average OCI Partners/OCI exchange ratio as of 5 December 2016.

The proposed transaction is subject to approval of a definitive agreement by the board of directors of OCI N.V., the board of directors of the general partner of OCI Partners (the “OCIP Board”) and a Conflicts Committee to be established by the OCIP Board, and would be subject to customary closing conditions. There can be no assurance that a definitive agreement will be executed or that any transaction will materialize.

Nassef Sawiris, Chief Executive Officer of OCI N.V. commented: “We believe the proposed transaction is attractive to minority investors in OCI Partners who, as new OCI N.V. shareholders, would have the opportunity to diversify from single-asset equity ownership to a leading global methanol and fertilizer producer. OCI has significant growth prospects with the start-up of two new world-scale greenfield facilities in the United States: a fertilizer complex in Wever, Iowa, and a methanol plant in Beaumont, Texas, adjacent to the facility owned by OCI Partners. In addition, it allows unitholders to benefit from the significantly better trading liquidity of the OCI N.V. share compared to OCI Partners. For OCI N.V. shareholders, the proposed transaction allows for simplification of the group’s corporate structure, greater operational synergies, including the removal of public listing costs and addresses concerns over the attractiveness of Master Limited Partnerships (MLPs) as an asset class in an environment of rising interest rates and potential changes in US tax regulations.”

Press Release

About OCI N.V.

OCI N.V. (Euronext: OCI) is a global producer and distributor of natural gas-based fertilizers & industrial chemicals based in the Netherlands. OCI produces nitrogen fertilizers, methanol and other natural gas based products, serving agricultural and industrial customers from the Americas to Asia. OCI ranks among the world’s largest nitrogen fertilizer producers, and can produce more than 8.4 million metric tons of nitrogen fertilizers and industrial chemicals at production facilities in the Netherlands, the United States, Egypt and Algeria. OCI is listed on Euronext in Amsterdam.

About OCI Partners LP

OCI Partners LP owns and operates an integrated methanol and ammonia production facility that is strategically located on the Texas Gulf Coast near Beaumont. The Partnership is headquartered in Nederland, Texas and currently has a methanol production design capacity of 912,500 metric tons per year and an ammonia production design capacity of 331,000 metric tons per year. OCI currently owns 79.88% of issued and outstanding common units of OCI Partners LP.

For additional information contact:

OCI N.V. Investor Relations Department: Hans Zayed Director Email: hans.zayed@oci.nl Tel: +31 (0) 6 18 251 367	For additional information on OCI: www.oci.nl OCI stock symbols: OCI / OCI.NA / OCI.AS / OCINY Honthorststraat 19 1071 DC Amsterdam The Netherlands

Press Release

Forward Looking Statements

Certain statements contained in this document constitute forward-looking statements relating to the business, markets and/or industry of the OCI N.V. (the “Company”) or OCI Partners LP (the “Partnership”). These statements are generally identified by words such as “believe,” “expect,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “will,” “may,” “should” and similar expressions. Forward-looking statements involve known and unknown risks, uncertainties and other factors, including those discussed in more detail in the Partnership’s filings with the Securities and Exchange Commission (the “SEC”), many of which are outside of the Company’s or the Partnership’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. The forward-looking statements contained herein are based on the Company’s current plans, estimates, assumptions and projections. Various factors could cause actual future results, performance or events to differ materially from those described in these statements. The Company and the Partnership do not make any representation as to the future accuracy of the assumptions underlying any of the statements contained herein. The information contained herein is expressed as of the date hereof and may be subject to change. None of the Company, the Partnership or any of their controlling equity-holders, directors or executive officers or anyone else has any duty or obligation to supplement, amend, update or revise any of the forward-looking statements contained in this document.

Additional Information and Where to Find It

This communication relates to a proposed business combination between the Company and the Partnership. In connection with the proposed transaction, if the parties enter into a definitive agreement, the Company and/or the Partnership expect to file a proxy statement/prospectus and other documents with the SEC. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement(s) (if and when available) will be mailed to unitholders of the Partnership. Investors and security holders will be able to obtain these materials (if and when they are available) free of charge at the SEC’s website, www.sec.gov. In addition, copies of any documents filed with the SEC may be obtained free of charge from the Partnership’s internet website for investors at http://ocipartnerslp.com, and from the Company’s investor relations website at http://www.oci.nl/investor-relations/. Investors and security holders may also read and copy any reports, statements and other information filed by the Company and the Partnership with the SEC at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participation in the Solicitation of Votes

The Company and the Partnership and their respective directors and executive officers may be considered participants in any solicitation of proxies in connection with the proposed transaction. Information regarding the Partnership’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on March 24, 2016. Information regarding the Company’s executive and non-executive directors can be found in the OCI NV Annual Report for 2015 filed on April 29, 2016 and available on OCI’s website at www.oci.nl under the heading “Investor Relations”. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement/prospectus and other relevant materials filed with the SEC if and when they become available.